

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

Via E-mail
LeAnn Hitchcock
Interim Chief Financial Officer
IZEA, Inc.
1000 Legion Place
Suite 1600
Orlando, Florida 32801

> **Re:** **IZEA, Inc**
> **Registration Statement on Form S-1**
> **Filed October 16, 2013**
> **File No. 333-191743**

Dear Ms. Hitchcock:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you are registering for resale 68,571,456 shares of common stock which represent a significant portion of your non-affiliate shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be an indirect primary offering. Please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). Please tell us what percentage the shares being registered on behalf of the selling shareholders represent of your outstanding shares not held by affiliates. Disclose how you arrived at the percentages.

2. Please amend your filing to include all signatures required by Instruction 1. of Form S-1.

Selling Shareholders, page 49

3. We note your disclosure in the third paragraph of page 49 regarding the "cashless" exercise of warrants in the event of a "cut-back" of the shares covered by this registration statement. Please provide us with an example of how the cashless exercise transaction would work for the selling shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Ms. LeAnn Hitchcock
IZEA, Inc.
April 25, 2014
Page 3

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Ivette Leon, Assistant Chief Accountant at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk at 202-5513208, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
         Spencer Feldman